United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: December 05, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, December 5, 2014	www.gruma.com

 GRUMA ANNOUNCES ISSUANCE OF US$400 MILLION OF

SENIOR NOTES DUE 2024

San Pedro Garza Garcia, N.L., Mexico; December 5, 2014. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) today announced the issuance of US$400 million of Senior Notes due 2024 (the ''Senior Notes''). The Senior Notes have an annual interest rate of 4.875% per year payable semi-annually.

The Senior Notes are being issued pursuant to exemptions from registration provided under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the ''Securities Act''). The proceeds will be used to redeem the US$300 million outstanding perpetual bonds, for the repayment of other indebtedness and the remainder, if any, for general corporate purposes.

The Senior Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release is for informative purposes only and is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

The Senior Notes have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores, or ''CNBV''), and may not be offered or sold publicly or otherwise be the subject of brokerage activities in Mexico, except pursuant to the private placement exemption set forth in article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores). We will notify the CNBV of the terms and conditions of this offering for informational purposes only. Delivery or receipt of such notice does not constitute or imply a certification as to the investment quality of the senior notes or of solvency, liquidity or credit quality of GRUMA or the accuracy or completeness of the corresponding offering memorandum. The offering memorandum is solely the responsibility of GRUMA and has not been reviewed or authorized by the CNBV.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour and tortillas. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 18,000 employees and 75 plants. In 2013, GRUMA had net sales of US$3.8 billion (excluding the Venezuelan and wheat flour operations), of which 69% came from non-Mexican operations. For further information please visit www.gruma.com.